UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 19)*

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FIRST INTERSTATE BANCSYSTEM, INC.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

32055Y 201

(CUSIP Number)

James R. Scott

c/o First Interstate BancSystem, Inc.

401 North 31st Street

Billings, Montana 59116

(406) 255-5390

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 25, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 32055Y 201	13D	Page 1 of 20 pages

1.	Names of Reporting Persons Shareholders affiliated with Risa K. Scott
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF; OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization (See Item 2)

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 400,756
	8.	Shared Voting Power 85,836
	9.	Sole Dispositive Power 400,756
	10.	Shared Dispositive Power 85,836

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 486,592
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.44%
14.	Type of Reporting Person (See Instructions) IN, OO (See Item 2)

CUSIP No. 32055Y 201	13D	Page 2 of 20 pages

1.	Names of Reporting Persons Shareholders affiliated with James R. Scott
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization (See Item 2)
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 4,011,062
	8.	Shared Voting Power 382,907
	9.	Sole Dispositive Power 4,011,062
	10.	Shared Dispositive Power 382,907
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,393,969
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.01%
14.	Type of Reporting Person (See Instructions) IN, OO (See Item 2)

CUSIP No. 32055Y 201	13D	Page 3 of 20 pages

1.	Names of Reporting Persons Shareholders affiliated with John M. Heyneman, Jr.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization (See Item 2)
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 1,246,267
	8.	Shared Voting Power 171,672
	9.	Sole Dispositive Power 1,246,267
	10.	Shared Dispositive Power 171,672
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,417,939
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.29%
14.	Type of Reporting Person (See Instructions) IN, OO (See Item 2)

CUSIP No. 32055Y 201	13D	Page 4 of 20 pages

1.	Names of Reporting Persons Shareholders affiliated with Julie Scott Rose
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization (See Item 2)
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 2,716,818
	8.	Shared Voting Power 209,678
	9.	Sole Dispositive Power 2,627,483
	10.	Shared Dispositive Power 299,013
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,926,496
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.67%
14.	Type of Reporting Person (See Instructions) IN, OO (See Item 2)

CUSIP No. 32055Y 201	13D	Page 5 of 20 pages

1.	Names of Reporting Persons Shareholders affiliated with Homer A. Scott, Jr.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization (See Item 2)
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 1,994,725
	8.	Shared Voting Power 5,960
	9.	Sole Dispositive Power 26,193
	10.	Shared Dispositive Power 1,974,492
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,000,685
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.83%
14.	Type of Reporting Person (See Instructions) IN, OO (See Item 2)

CUSIP No. 32055Y 201	13D	Page 6 of 20 pages

1.	Names of Reporting Persons Shareholders affiliated with Susan S. Heyneman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization (See Item 2)
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 646,756
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 646,756
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 646,756
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.59%
14.	Type of Reporting Person (See Instructions) IN, OO (See Item 2)

CUSIP No. 32055Y 201	13D	Page 7 of 20 pages

1.	Names of Reporting Persons Shareholders affiliated with James R. Scott, Jr.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization (See Item 2)
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 156,720
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 156,720
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 156,720
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.14%
14.	Type of Reporting Person (See Instructions) IN, OO (See Item 2)

CUSIP No. 32055Y 201	13D	Page 8 of 20 pages

1.	Names of Reporting Persons Shareholders affiliated with Jonathan R. Scott
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization (See Item 2)
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 535,156
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 535,156
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 535,156
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.49%
14.	Type of Reporting Person (See Instructions) IN, OO (See Item 2)

CUSIP No. 32055Y 201	13D	Page 9 of 20 pages

1.	Names of Reporting Persons Shareholders affiliated with Jeremy Scott
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization (See Item 2)
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 3,485,050
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 3,485,050
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,485,050
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.18%
14.	Type of Reporting Person (See Instructions) IN, OO (See Item 2)

CUSIP No. 32055Y 201	13D	Page 10 of 20 pages

Explanatory Note

This Amendment No. 19 (“Amendment No. 19”) to Schedule 13D amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission on February 2, 2011 (as amended to date, the “Schedule 13D”) with respect to the Class A common stock, no par value per share (“Class A Stock”) of First Interstate BancSystem, Inc., a Montana corporation (the “Issuer”). Capitalized terms used in this Amendment No. 19 and not otherwise defined shall have the same meanings ascribed to them in the Schedule 13D.

Except as set forth herein, all items remain as previously reported in the Schedule 13D.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended as follows:

Conversion of Class B common stock to Class A Stock as of March 25, 2022

As previously disclosed, the issuance of the shares of the Issuer’s Class A Stock to the stockholders of Great Western Bancorp, Inc. (“Great Western”) in connection with the recently completed merger of Great Western with and into the Issuer has resulted in the aggregate number of shares of the Issuer’s Class B Stock outstanding constituting less than 20 percent of the aggregate number of shares of all the Issuer’s common stock outstanding. The Issuer’s Third Amended and Restated Articles of Incorporation, as amended, provide that if, on the record date for any meeting of shareholders of the Issuer, the number of shares of Class B Stock then outstanding constitutes less than 20 percent of the aggregate number of shares of common stock of the Issuer then outstanding, each share of Class B Stock then issued and outstanding shall thereupon be automatically converted as of such record date into one fully paid and non-assessable share of Class A Stock and will have one vote per share at such meeting (such conversion, the “Conversion”). As the Company disclosed on its Current Report on Form 8-K, filed on February 25, 2022, the record date for the 2022 Annual Meeting is March 25, 2022 (the “Record Date”). On that date, the number of shares of Class B Stock then outstanding constituted less than 20 percent of the aggregate number of shares of common stock of the Issuer then outstanding. Consequently, the Conversion is effective as of the Record Date, and the Reporting Persons now hold only Class A Stock, with each share having one vote per share on all matters submitted to the shareholders for a vote at any shareholders meeting, including the upcoming 2022 Annual Meeting.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) – (b) The Reporting Persons may be deemed to beneficially own an aggregate of 16,049,363 shares of Class A Stock, representing approximately 14.66% of the outstanding Class A Stock, and an equal percentage of its voting power. This amount includes shares beneficially owned as of the date hereof by each Reporting Person as set forth below.

•	Risa K. Scott may be deemed to beneficially own 486,592 shares of Class A Stock, representing 0.44% of the outstanding Class A Stock, which includes:

▪	400,756 shares of Class A Stock held by Risa K Scott TTEE Risa K Scott Trust Dtd 12/4/15, over which Risa K. Scott has sole voting and dispositive power;

▪	85,836 shares of Class A Stock held by Risa K. Scott & John Heyneman Jr., TTEEs FBO Risa K Scott Exemption Trust Under the Scott Family 1996 Trust, over which Ms. Scott has shared voting and dispositive power with John M. Heyneman, Jr.

•	James R. Scott may be deemed to beneficially own 4,393,969 shares of Class A Stock, representing 4.01% of the outstanding Class A Stock, which includes:

▪	2,008,185 shares of Class A Stock held by James R Scott Trust, James R Scott & First Interstate Wealth Management Co-TTEEs, over which Mr. Scott has sole voting and dispositive power.

CUSIP No. 32055Y 201	13D	Page 11 of 20 pages

▪	35,240 shares of Class A Stock held by James R and Christine M Scott Foundation, over which Mr. Scott has shared voting and dispositive power with the board of the same.

▪	1,901,036 shares of Class A Stock held by JS Investments Limited Partnership, over which Mr. Scott has sole voting and dispositive power.

▪	340,571 shares of Class A Stock held by Foundation for Community Vitality, over which Mr. Scott has shared voting and dispositive power with the board of the same.

▪	73,002 shares of Class A Stock held by James F Heyneman Conservatorship, James Scott, Conservator, over which Mr. Scott has sole voting and dispositive power.

▪	7,096 shares of Class A Stock held by James F Heyneman Trust, James Scott & First Interstate Wealth Management Co-Trustees, over which Mr. Scott has shared voting and dispositive power.

•	John M. Heyneman, Jr. may be deemed to beneficially own 1,417,939 shares of Class A Stock, representing 1.29% of the outstanding Class A Stock, which includes:

▪	139,921 shares of Class A held by John M Heyneman Jr. Trust, over which Mr. Heyneman has sole voting and dispositive power.

▪	85,836 shares of Class A Stock held by Riki Rae Scott Davidson & John Heyneman Jr., Trustees FBO Riki Scott Davidson Exemption Trust Under the Scott Family 1996 Trust, over which Mr. Heyneman has shared voting and dispositive power with Riki Davidson.

▪	85,836 shares of Class A Stock held by Rae Ann Morss & John Heyneman Jr., Trustees FBO Rae Ann Morss Exemption Trust Under the Scott Family 1996 Trust, over which Mr. Heyneman has shared voting and dispositive power with Rae Ann Morss.

▪	1,085,792 shares of Class A Stock held by Towanda Investments Limited Partnership, over which Mr. Heyneman has sole voting and dispositive power.

•	Julie Scott Rose may be deemed to beneficially own 2,926,496 shares of Class A Stock, representing 2.67% of the outstanding Class A Stock, which includes:

▪	397,210 shares of Class A Stock held by Julie A Scott Rose Trustee of the Julie A Scott Rose Trust Dated 5-14-2002, over which Ms. Rose has sole voting and dispositive power.

▪	10,424 shares of Class A Stock held by First Interstate Bank & Julie Scott Rose, Co-TTEEs of the Joan D Scott Trust Dtd 10/16/12

▪	209,678 shares of Class A Stock held by IXL Limited Liability Company, over which Ms. Rose has shared voting and dispositive power with Jonathan Scott and Joan Scott.

▪	131,731 shares of Class A Stock held by Juliana Sarah Scott Rose Trust, over which Ms. Rose has sole voting and dispositive power.

▪	131,731 shares of Class A Stock held by Elizabeth Lauren Scott Rose Trust, over which Ms. Rose has sole voting and dispositive power.

▪	94,863 shares of Class A Stock held by Holland Elizabeth Scott Trust, over which Ms. Rose has sole voting and dispositive power.

▪	94,863 shares of Class A Stock held by Harper Grace Scott Trust, over which Ms. Rose has sole voting and dispositive power.

▪	94,863 shares of Class A Stock held by Harrison William Scott Trust, over which Ms. Rose has sole voting and dispositive power.

▪	1,669,660 shares of Class A Stock held by Thomas W Scott Trust Dtd 8/22/95, Thomas W Scott Trustee (the “Thomas W Scott Trust”), over which Ms. Rose has sole voting and dispositive power.

CUSIP No. 32055Y 201	13D	Page 12 of 20 pages

▪	89,335 shares of Class A Stock held by First Interstate Bank & Julie Scott Rose, Co-TTEEs of the Exempt Thomas W Scott Marital Trust No 2 (the “Thomas Scott Exempt Trust #2”), over which Ms. Rose has sole voting power.

▪	205 shares of Class A Stock held by Thomas W Scott, over which Ms. Rose has sole voting and dispositive power.

•	Homer A. Scott, Jr. may be deemed to beneficially own 2,000,685 shares of Class A Stock, representing 1.83% of the outstanding Class A Stock, which includes:

▪	1,968,532 shares of Class A Stock held by Homer Scott Jr Trust, Homer Scott Jr. & First Interstate Wealth Management Co Trustees, over which Homer A. Scott, Jr. has sole voting and dispositive power.

▪	5,960 shares of Class A Stock held by Sheridan Stadium Foundation, over which Homer A. Scott, Jr. has shared voting and dispositive power with the board of the same.

•	Susan S. Heyneman may be deemed to beneficially own 646,756 shares of Class A Stock, representing 0.59% of the outstanding Class A Stock, which includes:

▪	646,756 shares of Class A Stock held by Susan Scott Heyneman Trust, Susan Heyneman & First Interstate Wealth Management Co-Trustees, over which Ms. Heyneman has sole voting and dispositive power.

•	James R. Scott Jr. may be deemed to beneficially own 156,720 shares of Class A Stock, representing 0.14% of the outstanding Class A Stock, which includes:

▪	25,642 shares of Class A Stock held by First Interstate Bank TTEE for Dana S Andersson GST Exempt Trust No 1 Dtd 12/11/2020, over which Mr. Scott, Jr. has sole voting and dispositive power.

▪	25,642 shares of Class A Stock held by First Interstate Bank TTEE for James R Scott Jr. GST Exempt Trust No 1 Dtd 12/11/2020, over which Mr. Scott, Jr. has sole voting and dispositive power.

•	Jonathan R. Scott may be deemed to beneficially own 535,156 shares of Class A Stock, representing 0.49% of the outstanding Class A Stock, which includes:

▪	520,731 shares of Class A Stock held by Jonathan Scott as Trustee of the Jonathan R Scott Trust Dated as of 4/21/04, over which Jonathan R. Scott has sole voting and dispositive power.

•	Jeremy Scott may be deemed to beneficially own 3,485,050 shares of Class A Stock, representing 3.18% of the outstanding Class A Stock, which includes:

▪	68,942 shares of Class A Stock held by Jeremy Scott TTEE, Jeremy Scott Revocable Trust Dtd 6/25/15 (the “Jeremy Scott Trust”), over which Jeremy Scott has sole voting and dispositive power.

▪	3,416,108 shares of Class A Stock held by NBAR5 Limited Partnership, over which Jeremy Scott has sole voting and dispositive power.

(c)       Other than as described in Item 4 and since the most recent filing of Schedule 13D, none of the Reporting Persons has effected any transactions in the Class A Stock, other than as set forth below:

•	On February 2, 2022, Homer Scott Jr. transferred 3,000 shares of Class A Stock to his donor advised fund as a charitable gift.

•	On February 8, 2022, Jonathan R. Scott converted 20,000 shares of Class B Stock to Class A Stock.

•	On February 23, 2022, Risa K. Scott transferred 135,776 shares of Class B Stock to Risa K Scott TTEE Risa K Scott Trust Dtd 12/4/15. Also on February 23, 2022, Risa K. Scott transferred 587 shares of Class B Stock to Risa K Scott TTEE Risa K Scott Trust Dtd 12/4/15.

•	On March 1, 2022, John Heyneman Jr. gifted 1,260 shares of Class A Stock to his children and spouse.

CUSIP No. 32055Y 201	13D	Page 13 of 20 pages

•	On March 2, 2022, Jeremy Scott transferred 14,024 shares of Class B Stock to Jeremy Scott TTEE, Jeremy Scott Revocable Trust Dtd 6/25/15.

•	On March 8, 2022, Jonathan Scott sold 5,000 shares of Class A Stock on the public market at a price of $39.00 per share.

•	On March 10, 2022, IXL Limited Liability Company sold 12,850 shares of Class A Stock on the public market at a price of $38.9017 per share.

•	On March 11, 2022, Jonathan Scott sold 5,000 shares of Class A Stock on the public market at a price of $39.25 per share.

(d)        None.

(e)        Not applicable.

CUSIP No. 32055Y 201	13D	Page 14 of 20 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 31, 2022
Date

*
Risa K. Scott

Risa K. Scott & John Heyneman Jr., TTEES FBO Risa K. Scott exemption trust under the Scott family 1996 trust

By: *
Name: Risa K Scott
Title: Trustee

Risa K Scott TTEE Risa K Scott Trust DTD 12/4/15

By: *
Name: Risa K Scott
Title: Trustee

*
James R. Scott

Foundation for Community Vitality

By: *
Name: James R. Scott
Title: Director

James F Heyneman Conservatorship, James Scott, Conservator

CUSIP No. 32055Y 201	13D	Page 15 of 20 pages

By: *
Name: James R. Scott
Title: Conservator

James R Scott Trust

By: *
Name: James R. Scott
Title: Trustee

James R And Christine M Scott Foundation

By: *
Name: James R. Scott
Title: President

JS Investments Limited Partnership

By: *
Name: James R. Scott
Title: Managing Partner

James R Scott Trust, James R Scott & First Interstate Wealth Management Co-TTEEs

By: *
Name: James R. Scott
Title: Trustee

James F Heyneman Trust, James Scott & First Interstate Wealth Management Co-Trustees

By: *
Name: James R. Scott
Title: Trustee

*
John M. Heyneman, Jr.

CUSIP No. 32055Y 201	13D	Page 16 of 20 pages

Rae Ann Morss & John Heyneman Jr., Trustees FBO Rae Ann Morss Exemption Trust under the Scott family 1996 Trust

By: *
Name: John M. Heyneman Jr
Title: Co-Trustee

Riki Rae Scott Davidson & John Heyneman Jr., trustees FBO Riki Scott Davidson Exemption Trust under the Scott family 1996 Trust

By: *
Name: John M. Heyneman Jr
Title: Co-Trustee

John M. Heyneman Jr. Trust

By: *
Name: John M. Heyneman Jr
Title: Trustee

Towanda Investments Limited Partnership

By: *
Name: John M. Heyneman Jr
Title: Managing Partner

*
Julie Scott Rose

Elizabeth Lauren Scott Rose Trust

By: *
Name: Julie Scott Rose
Title: Trust Advisor

CUSIP No. 32055Y 201	13D	Page 17 of 20 pages

First Interstate Bank & Julie Scott Rose, Co-TTEEs of the Joan D Scott Trust DTD 10/16/12

By: *
Name: Julie Scott Rose
Title: Trustee

Harper Grace Scott Trust

By: *
Name: Julie Scott Rose
Title: Trustee

Harrison William Scott Trust

By: *
Name: Julie Scott Rose
Title: Trustee

Holland Elizabeth Scott Trust

By: *
Name: Julie Scott Rose
Title: Trustee

IXL Limited Liability Company

By: *
Name: Julie Scott Rose
Title: Designated member

Juliana Sarah Scott Rose Trust

By: *
Name: Julie Scott Rose
Title: Trust Advisor

Julie A Scott Rose Trustee of the Julie A Scott Rose Trust dated 5-14-2002

By: *
Name: Julie Scott Rose
Title: Trustee

CUSIP No. 32055Y 201	13D	Page 18 of 20 pages

Thomas W Scott

By: *
Name: Julie Scott Rose
Title: Trustee

Thomas W Scott Trust DTD 8/22/95, Thomas W Scott Trustee

By: *
Name: Julie Scott Rose
Title: Trustee

First Interstate Bank & Julie Scott Rose, Co-TTEEs of the Exempt Thomas W Scott Marital Trust No 2

By*
Name: Julie Scott Rose
Title: Trustee

By*
Name: Kim Smith
Title: Trustee

By*
Name: Kristin Wilkerson
Title: Trustee

*
Homer Scott, Jr.

Homer Scott Jr Trust, Homer Scott Jr. & First Interstate Wealth Management Co Trustees

By: *
Name: Homer Scott Jr.
Title: Trustee

Sheridan Stadium Foundation

CUSIP No. 32055Y 201	13D	Page 19 of 20 pages

By: *
Name: Homer Scott Jr.
Title: Board President

*
Susan S. Heyneman

Susan Scott Heyneman Trust, Susan Heyneman & First Interstate Wealth Management Co-Trustees

By: *
Name: Susan Heyneman
Title: Trustee

*
James R Scott, Jr.

First Interstate Bank TTEE for Dana S Andersson GST Exempt Trust No 1 DTD 12/11/2020

By: *
Name: James R. Scott Jr.
Title: Authorized Signatory

By: *
Name: Hannah Wagner
Title: Trustee

By: *
Name: Clarene Westburg
Title: Trustee

First Interstate Bank TTEE for James R Scott Jr. GST Exempt Trust No 1 DTD 12/11/2020

By: *
Name: James R. Scott Jr.
Title: Authorized Signatory

By: *
Name: Hannah Wagner
Title: Trustee

CUSIP No. 32055Y 201	13D	Page 20 of 20 pages

By: *
Name: Clarene Westburg
Title: Trustee

*
Jonathan R. Scott

Jonathan Scott as Trustee of the Jonathan R Scott Trust dated as of 4/21/04

By: *
Name: Jonathan Scott
Title: Trustee

*
Jeremy Scott

Jeremy Scott TTEE, Jeremy Scott Revocable Trust DTD 6/25/15

By: *
Name: Jeremy Paul Scott
Title: Trustee

NBar5 Limited Partnership

By: *
Name: Jeremy Scott
Title: Managing Member

*By:	/s/ TIMOTHY LEUTHOLD
Timothy Leuthold, as attorney-in-fact